EXHIBIT 21.0

Subsidiaries of FLIR Systems, Inc.

•	FLIR Systems International Ltd., a United Kingdom Corporation

•	FLIR Systems CV, a Netherlands Corporation

•	FLIR Systems Ltd., a Canadian Corporation

•	Indigo Systems Corporation, a California, USA Corporation

•	Scientific Materials Corporation, a Montana, USA Corporation